March 2, 2008

Mr. William R. Dixon
General Manager
Boiling Spring Lakes
3142 George II Highway
Southport, NC 28461

Dear Mr. Dixon:

As a result of a careful inspection and investigation, I have formed the opinion that the market value of the property identified as the unsold portion of Boiling Spring Lakes, North Carolina, the property of Reeves Telecom Limited Partnership on December 31, 2007, was:

* * * * * * * *FOUR MILLION DOLLARS ($4,000,000)* * * * * * *

This estimate is substantiated in the attached report, and is subject to the assumptions and limiting conditions contained therein. This letter must remain attached to the report for the value opinion to remain valid. The report is a "Summary" report as that term is defined in the Uniform Standards of Professional Appraisal Practice.

I certify that I have no interest, present or prospective, in the subject property, and no interest contingent upon the value assigned.

Yours very truly,

/s/ Robert C. Cantwell
Robert C. Cantwell, MAI
Certified General Real
Estate Appraiser A-220

TABLE OF CONTENTS

Summary of Salient Facts and Conclusions	1
PART I - INTRODUCTION
Type of Appraisal and Report	2
Assumptions and Limiting Conditions	2
Type of Value, Use, and Intended User of the Appraisal	3
Property Rights Appraised	4
Definition of Market Value	4
Effective Date of the Appraisal	4
Summary of Appraisal Problem	4
PART II - FACTUAL DATA
Legal Description	5
Inspection of the Property	5
Description of the Community	5
Description of the Neighborhood	7
Property Data - Site	8
Property Data - Improvements	11
Assessed Value and Annual Tax Load	11
History of the Development	12
Zoning	14
PART III - DATA ANALYSIS AND CONCLUSIONS
Analysis of Highest and Best Use	15
Estimate of Value	16
Reconciliation and Final Value Estimate	19
Certification of Appraiser	20

EXHIBITS AND ADDENDA
Financial Statements
Qualifications of Appraisers

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Type of Appraisal:	Complete

Type of Report:	Summary

Estate Appraised:	Fee Simple

Effective Date of Appraisal:	December 31, 2007

Owner:	Reeves Telecom Ltd. Partnership

Location	Boiling Spring Lakes

Improvements:	Residential Subdivision

Zoning:	Varies

Highest and Best Use:	Residential Development

Estimated Value:	$4,000,000

PART I - INTRODUCTION

TYPE OF APPRAISAL REPORT: This is a "Summary Appraisal Report" as that term is defined in the Uniform Standards of Professional Appraisal Practice, as adopted by the Appraisal Standards Board.

ASSUMPTIONS AND LIMITING CONDITIONS: The basic limitation of any appraisal is that it is an opinion of value, and is therefore not a guarantee that a property will sell at exactly the appraised value. The market price may differ from the market value, depending on the motivation and knowledge of the buyer and/or the seller. The market price may therefore be either higher or lower than the market value. The market value assigned herein is the appraiser's opinion of the probable price obtainable in the market free of abnormal influences.

No responsibility is assumed for matters of legal nature, nor is any opinion on the title rendered. The title to the property is assumed to be fee simple. Unless otherwise stated in this report, it is assumed that the use of the property complies with all applicable laws and regulations including, but not limited to, environmental and zoning and that there are no encroachments or trespasses resulting from the use of the property.

Existing encumbrances are disregarded and the value assigned takes cognizance of the mortgage money market as of the date of the appraised value, except as otherwise specifically stated in the report. The value assigned herein contemplates competent and prudent management of the property.

Line drawings are believed to represent the conditions as they exist, but are not the product of engineers employed specifically for this appraisal. No responsibility is assumed for structural soundness, subsurface conditions, mineral deposits, or other matters of an engineering nature beyond reasonable conclusions based upon a visual inspection of the property. Any proposed improvements are assumed to be completed in a workmanlike manner in accordance with the submitted plans and specifications.

Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, or other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

Unless otherwise stated in this report, the subject property is appraised without a specific compliance survey having been conducted to determine if the property is or is not in conformance with the requirements of the Americans with Disabilities Act. The presence of architectural and communications barriers that are structural in nature that would restrict access by disabled individuals may adversely affect the property's value, marketability, or utility.

Information furnished by others has been confirmed within reasonable limits and is believed to be correct. However, no warranty is given for its accuracy. The appraiser reserves the right to alter the opinion of value herein because of information withheld from him or not discovered during the normal course of diligent research. In the event that any material data provided the appraiser are found to be erroneous, the sole responsibility of the appraiser is to provide an amended appraisal report based on the corrected information.

The liability of the appraiser is limited to the client in the amount of the fee collected for the preparation of the appraisal. No liability is assumed to any third party.

Possession of this report, or copies thereof, does not oblige the appraiser to testify before any court, commission, or other body without additional compensation. Without the specific written consent of the appraiser, this report may not be reproduced in whole or in part, nor used in court; nor may it be used by anyone other than the intended user for any purpose. The original copies of this report are printed on blue lined stationary and have original photographs. The appraiser is not responsible for unauthorized copies of this document.

By accepting this report, the recipient agrees that it will not be quoted out of context, and that values assigned herein will not be used as fractional appraisals or in summation with any other appraisal.

Disclosure of the contents of this appraisal report, and review thereof, is governed by the Bylaws and Regulations of the Appraisal Institute.

Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which he is connected, or any reference to the Appraisal Institute or to the MAI designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the appraiser.

The client agrees to accept responsibility for payment of the appraisal fee, which is due upon delivery of the report unless other arrangements have been agreed to in writing.

Use of this report constitutes acceptance of these conditions.

TYPE OF VALUE, USE, AND INTENDED USER OF THE APPRAISAL: The purpose of the appraisal is to estimate the market value of the property of Reeves Telecom Limited Partnership, located at Boiling Spring Lakes, North Carolina, comprising the unsold portion of the community, more specifically described herein.

The use of the appraisal is understood to be to assist the owner in asset management decisions. The intended user of the appraisal is the client, Reeves Telecom Limited Partnership, and its agents at its discretion.

PROPERTY RIGHTS APPRAISED: The estate appraised is the fee simple interest in the real property.

DEFINITION OF MARKET VALUE: The definition of market value used herein is that of the agencies that regulate federal financial institutions as quoted in the Uniform Standards of Professional Appraisal Practice of the Appraisal Standards Board, which is as follows: The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

a.	buyer and seller are typically motivated;

b.	both parties are well informed or well advised, and each acting in what he considers his own best interest;

c.	a reasonable time is allowed for exposure in the open market;

d.	payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

e.	the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

EFFECTIVE DATE OF APPRAISAL: The effective date of the appraisal is December 31, 2007.

SUMMARY OF APPRAISAL PROBLEM: The appraisal problem is to estimate the market value of the unsold portions of Boiling Spring Lakes, a development begun more than 45 years ago, which has become an incorporated town. The assets remaining to be sold include 1,079 platted lots, most of which are not suited for building due to soil conditions, four undeveloped tracts suitable for development, and a sales office building.

The value is best indicated through a discounted cash flow to be derived from the sale of these assets.

The majority of the infrastructure and amenities, including the streets, lakes and a small water distribution system, have been taken over by the government, minimizing the holding costs for the developer.

The subdivision and the resulting town were developed on a modest scale, but are reasonably attractive. New homes continue to be constructed on lots that have been sold in the past, and there is an active resale market for both lots and houses. Recent years have shown an increase in sales and building activity. The size and quality of these newer homes is clearly increasing, demonstrating an increase in demand. Until June 1993, the developer had not actively marketed its lots for more than ten years, however, and the sales effort to date is much less than full-scale. Consequently, it is difficult to predict the results of an aggressive marketing effort and the cash flow from these sales.

PART II - FACTUAL DATA

LEGAL DESCRIPTION OF THE SUBJECT PROPERTY: The subject property comprises many diverse tracts as described below. It is not feasible to include legal descriptions of the whole. The property appraised herein is intended to include all of the remaining assets of Reeves Telecom Limited Partnership in the town of Boiling Spring Lakes, North Carolina.

INSPECTION OF THE PROPERTY: The subject property was inspected on February 13, 2008.

DESCRIPTION OF THE COMMUNITY: Brunswick is North Carolina's 7th largest county, encompassing 856 square miles, and one of the state's fastest growing. It has approximately 45 miles of frontage along the Cape Fear River and over 30 miles of beaches along its southern border with the Atlantic Ocean. The 2000 census listed Brunswick County's population at 73,813, an increase of 43.5% over the 1990 census. The estimated 2006 population is 94,945.

Over the past 10 years, the Brunswick County population has increased primarily in the beach communities, with some municipal areas showing minimal, if any, growth. About 70% of the Brunswick County population lives in unincorporated areas.

Once a county almost totally rural in character and economy, its economy is now diversified with a growing industrial base, which includes the U.S. Army's Sunny Point Military Ocean Terminal, Carolina Power & Light, DAK Americas, Victaulic Co., Brunswick Corporation Yachts, and ADM. Tourism, the motion picture industry, and a growing retiree population provide a substantial positive economic impact. Tourism is the heart of the economic base at this time.

Brunswick County has a distinct summer vacation and tourist seasonal population, essentially May through September, with the Fourth of July holiday being the peak visitation period. During this period, the county population reaches approximately 175,000, and remains at a high level from mid-May to early September. The county ranks 14th in the state in travel dollars spent.

Brunswick County is included in the Wilmington Standard Metropolitan Statistical Area (SMSA), which was ranked 28th nationally in growth from 2000 to 2006 with a growth of 18.3%. It is closely linked with the city of Wilmington and New Hanover County. Brunswick County residents have convenient access to the New Hanover communications and transportation facilities.

Brunswick County residents are served by Brunswick Community College in Supply, and Cape Fear Community College and the University of North Carolina at Wilmington, both in New Hanover County. Two hospitals are within the county; the Brunswick Hospital in Supply, and Dosher Memorial Hospital in Southport.

Although not in direct competition with the subject property, several large well-planned residential subdivisions have been developed in the general area in recent years, attesting to the increase in demand in the area. Recent years have seen an increase in these developments, essentially an extension of the development associated with the South Carolina "Grand Strand" area of Myrtle Beach. Typically, these are oriented to a golf course and other resort/retirement amenities; some have water frontage. The developments are of varying quality and price ranges, and their development is generally advancing from the South Carolina line to the east toward the Southport area.

The oldest of these, and the most similar in price, is River Run Plantation. This is a subdivision of approximately 560 lots lying on the Lockwood Folly River west of NCSR #1112. This development was begun in 1980 and is a single-family residential subdivision with areas dedicated to both manufactured housing and conventional homes. All of the lots are developed, most with underground electrical and telephone utilities. Water and sewer are not provided. Amenities include access to the waterfront, with boat ramp, a private recreational area, and a clubhouse with pool and tennis courts. Most recent lot prices are in the range of $45,000 to $75,000, except for some waterfront lots, which are higher.

St. James Plantation is a 2,100 acre development offering waterfront, golf course, and interior lots. It is the premier development in the area, and has been incorporated as a village. Amenities include private beach club, a tennis and swimming complex, and a 14-acre waterway park. The project features four eighteen-hole, designer golf courses, with full service clubhouses. Residential uses within St. James include single-family detached dwellings, patio homes, and townhouses, as well as condominiums. Prices for interior lots begin at around $120,000, with golf course lots at $250,000 to $300,000 and waterfront site ranging well above $600,000.

Winding River is one of several developments that have been recently developed farther west. It is approximately 12 miles west of Southport, just south of Supply. It is a golf community featuring a course designed by Fred Couples, as well as a marina on the Lockwood Folly River. Lots within this project begin in the $75,000 range with golf course lots from $135,00 and marsh and waterfront lots ranging up to more than $300,000 in price. Other recent developments in that area include Riversea Plantation, Mill Creek, Sea Watch, and Palmetto Creek, which do not have golf courses, but have interior lots in the same price range. Some also have marsh or water view lots at higher prices.

Other recent projects are less similar as they have more extensive water frontage, or are selling only completed houses. The demand for residential development in the region, particularly in the areas near the water, was very strong from 2003 into 2006, at which time most of these developments were begun. This was a period of sharply increasing prices for both improved residential property and land suited for development.

The demand fell during 2006, and this was aggravated by an increase in the supply of land and improved properties during the same period, as many owners attempted to take advantage of the increased prices and offered their properties for sale. The result was a sharp downturn in market activity since 2006, mirroring the experience within the subject property, and in most cases, a reduction of prices. Brokers are optimistic about the prospects for 2008, but it is doubtful that the market will return to the prior level of activity in the near future.

Despite the recent downturn in the market, the underlying demand for housing in the area, particularly in areas near the water, continues. It is anticipated that the transition to residential uses, in the county will continue for the foreseeable future.

DESCRIPTION OF THE NEIGHBORHOOD: The subject neighborhood is defined as the town of Boiling Spring Lakes, as reflected by the map appended hereto. This is a combination retirement and resort community originally developed by Reeves Telecom Corporation and first marketed in 1961. It has a land area of 22.6 square miles and had a 2000 population of 2,972. The 2007 population is estimated at 4,407, an increase of 48% over the 2000 census.

Physical development of the subject property has consisted primarily of the cutting, grading, paving or stabilizing of roads, and staking and plotting of lots. The total road net consists of 113 miles, of which 39.5 miles are hard-surfaced. The remainder is stabilized with gravel, soil, or stone. Additional streets are platted but are not improved, or are trafficable only by four-wheel drive vehicles. Other development includes the stabilization of lakes by the erection of dams and spillways, the development of an 18-hole golf course served by a clubhouse, a motel, and sales and administration buildings. The lakes and golf course provide many attractive homesites, but the inventory of lots ranges to 10 acre woodsland tracts, as well as smaller interior lots, many of which are designated for mobile home use.

The town management estimates that there are over 2,000 dwellings, including 400 mobile homes. Most of the dwellings are occupied year-round and range from modest frame to very good quality brick veneer dwellings. The mobile homes are, in some instances, occupied seasonally for recreational purposes. The slow population growth over the life of the development can be explained to some extent by the sales program, which included medium term financing and attracted many future retirees, not desirous of building soon after their purchase. Many of these early buyers are now building. Building and mobile home construction for the previous years are as follows.

	Building	Mobile Home
2001	105	19
2002	103	18
2003	122	9
2004	130	5
2005	171	*
2006	118	*
2007	98	*

*Mobile home permit totals not available.
Single family permits may include a few of these.

The data indicate a strong upward trend in the number of houses constructed in the recent past, until the housing slump of the past two years. The quality of new homes is also higher than the average in the community, and in some areas, the new construction is significantly superior to even nearby dwellings, indicating a level of confidence in the community by new residents.

The town is incorporated and is governed by a mayor and council, separate and apart from the development operation. The town maintains the streets and provides police protection and trash and garbage removal. Fire protection is provided by the Boiling Spring Lakes volunteer fire department. Electricity and telephone are generally available throughout the town. The Brunswick County Utilities Department and/or the town provide community water service to a portion of the town near the center and to 1,100 dwellings in the area north and west of the main lake, and to most of the area surrounding the golf course.

No public sewerage is available. Plans for public sewer service have been made in the past, but have never come to fruition. The developer installed a small community septic system that served seven commercial lots along Highway #87 in the center of town. Those lots have been sold, and it does not appear to be feasible to duplicate or expand this system. The owner has no plans to develop a sewer system on his own, due to problems of disposing of effluent. Some outside developers have attempted to negotiate with the town and with the Nature Conservancy to locate effluent disposal areas so that small systems could be installed in some residential areas. To date, none of these has been successful. The possibility of a sewer system does raise the possibility of using some lots, now considered unsuited for development, but this is considered speculative at this time.

Primary schools are available in Bolivia and Southport, each approximately eight miles from the town. Middle and high schools are located within the town. Shopping is limited to convenience goods, with a better selection available in Southport; full-service shopping is available in Wilmington.

The developer transferred title to the major lake to a homeowners' association, which subsequently transferred it to the town in 1981. Title to most of the remaining lakes was transferred to the city in 1995. Many of the lakes have at least one public access point. The homeowner's association is separate from both the developer and the town government. It is a voluntary association in which the developer has no control.

PROPERTY DATA - Site: The property to be appraised comprises approximately 240 acres of undeveloped residential land, 1,079 unsold platted lots, both recorded and unrecorded, 219 acres designated for commercial use, and a sales office, all of which are more specifically described below.

The topography of the area is generally level. The soils in the town are generally described as pocosin land, interspersed with sandy ridges. Predominate soil types include Murville, Leon, Leon Urban Complex, Kureb, Mandarin sands and Dorovan and Croatan mucks. In general, the Kureb, Leon, and Mandarin sands are found in the higher elevations and ridges, the Dorovan and Croatan soils are found in depressions and stream flood planes, and the Murville sands are scattered throughout in lower areas and in transition areas between the sands and mucks.

Murville soil is described as a very poorly drained soil, with slow run-off and rapid permeability in the upper layer, but a seasonal high water table at or near the surface six months out of the year unless artificially drained. When drained, this soil has good potential for most uses.

The Leon soil is similar to the Murville.

Leon urban land complex is described as areas of Leon soils and urban land too small and too intermingled to be mapped separately. The urban land consists of areas where the original soil have been cut, filled, graded, or paved, so that most soil properties have been altered to the extent that a soil series is not recognized.

Kureb soil is described as excessively drained sandy soil found in undulating sand hill areas. This is a very sandy soil with slow surface run-off and rapid permeability. The available water capacity is low; seepage is rapid. Natural vegetation is sparse, including blackjack oak and some long leaf pine. The soil is suited to most urban uses, although lawns and shrubs are difficult to establish and maintain because of the droughtiness. The soil requires frequent irrigation and fertilization. The poor filtration characteristics can be a limitation to the use of septic tanks.

Mandarin soil is somewhat poorly drained, with moderate permeability and a seasonal high water table from 1.5' to 3.5' below the surface for six months of the year, unless artificially drained.

Dorovan soil is described as very poorly drained soil found on low flood plains of fresh water streams. It is an organic soil with slow surface run-off, moderate permeability, but seasonal high water table at or near the surface, with ponding and frequent flooding during wet periods. This soil is generally not suited for residential or recreational development because of wetness and flooding, as well as its low load-bearing capacity.

Croatan muck is a very poorly drained soil with high organic content found in depressions and stream flood planes. They are generally not suitable for any development due to low load-bearing capacity, very slow permeability, and high water table and potential of flooding.

Drainage ranges from very good in the higher sandy elevations, specifically near the lake, to poor to very poor in the lower and more level areas.

There is a fair cover of pond pine, longleaf pine, and loblolly pine. The quality of the soil for silviculture is relatively poor, although with drainage it could be expected to improve. Current regulations allow drainage of wetlands to improve timber growth, but not for residential development; however, the cost of a drainage program for forest management would probably not prove economically feasible. The higher sandy elevations additionally have a cover of scrub or blackjack oak. The lower elevations have a cover of underbrush.

The town limits formerly coincided with the perimeter of the subject property, but the sale of 3,483 acres to the Nature Conservancy in 2000 significantly reduced the area owned by Reeves, and its property is now concentrated in the central and eastern portions of the town. The extreme city limits cover a distance from east to west of some seven miles, and eight miles from north to south, in a very irregular shape.

Near the eastern boundary, the town is traversed from north to south by the Sunny Point Railroad, a government owned facility serving the U.S. Army Sunny Point Ammunition Terminal to the south. Near the center, the town is traversed northwest to southeast by N.C. Hwy. #87 and the southeastern corner of the property fronts on N.C. Hwy. #133. Near the center of the town, and extending southwest to northeast, is Boiling Spring Lake, with large tributary lakes extending northwestwardly therefrom. Numerous smaller lakes are scattered primarily in the eastern and southern portions of the town. Reference is again made to the attached map. Public access is available to most of the lakes. Note the discussion of the present condition of the lakes below.

The undeveloped 240 acres of residential land comprise four irregularly shaped tracts within the town, indicated by number on the attached map.

The first is an irregular shape containing approximately 34 acres lying southeast of Drayton Rd. between Revere and Pine Roads, northwest of North Lake. As the tract adjoins developed areas, an extension of the existing development is appropriate for this tract. Management believes that due to the poor soil conditions this tract is best developed with ten-acre lots to ensure septic tank suitability. Development costs would be minimal, as the tract fronts on existing roads.

Tract two is an irregular shape containing 42 acres lying northeast of West Ridge Road and west of the southwest end of the main lake. As with the first tract, this tract adjoins developed areas, but has generally poor soils and an extension of the existing development with ten-acre lots to ensure septic tank suitability is appropriate. The lake frontage would be an amenity to some of the lots in this development.

Tract three is an irregularly shaped tract containing approximately 107 acres, lying northwest of Fifty Lakes Drive, between Morningside Drive and Trevino and Souchak Roads. This is part of the remainder of a tract that was partially developed into the second nine holes of the golf course, and surrounding residential lots designated as Section #72. An estimated 170 lots could be developed from this tract, essentially an extension of Section #72. Approximately fifty of these could front of the golf course, and between twenty and thirty lacking this amenity would front on existing roads and could be developed with minimal expense. This tract is served by community water.

Tract four is an irregularly shaped tract containing approximately 57 acres, also being a remnant of the golf course tract, lying astride Nicklaus Road and fronting on the south side of South Shore Drive, and Forest Lake Road and the west side of Eden Road. An estimated 100 lots could be developed from this tract. Two to three of these would have golf course frontage, some would have partial lake views, and more than fifty would front on existing roads and could be developed with minimal expense. This tract is served by community water.

There is a smaller tract, containing 23 acres that lies downstream from the dam. Because of its location and soil conditions, management does not feel it is developable, attributes no value to it, and does not reflect it in its inventory.

The property designated for commercial use consists of several non-contiguous tracts totaling 219 acres, fronting on N.C. Hwy. #87 for most of its route through the town.

The foregoing descriptions were scaled from various maps, and areas are as described by the management or as calculated from the maps and descriptions furnished to the appraiser. For the most part, the tracts have not been surveyed and the areas and distances cited herein are subject to revision, which could affect the value estimate.

The platted lots are located throughout the development. Approximately two-thirds of the original holdings have been platted for residential subdivision. Although many of these plats have not been recorded, the development is substantially committed to the subdivision plan, as lots have been sold therefrom, albeit described in some cases by metes and bounds. More than 1,700 lots, totaling some 1,500 acres were sold to the Nature Conservancy since 2000, almost all of which were not buildable due to soil conditions.

The residential subdivision plan is in three broad categories. The first, individual homesites, ranging from 10,000 SF to 25,000 SF in area; secondly, similar size lots are dedicated through use and zoning as sites for mobile homes; and thirdly, subdivision into small "timber tracts" and "ranches," being plots of five to ten acres each. Good utilization of the amenities afforded by the lakes and golf course has been incorporated in the design.

In some areas, the dedicated streets are not improved. For most part, these are areas in which the lots are not buildable under current health department regulations, as discussed below, and include those areas that were sold to the Nature Conservancy.

An inventory of available lots, both buildable and unbuildable, is included in the estimate of value that follows.

PROPERTY DATA - Improvements: The only significant improvement on the property is a sales office building. This is a one-story brick veneer structure containing 1,269 SF, on cement block foundation, with face brick exterior walls and composition shingle roof. The interior is subdivided into a reception area, four offices, kitchen, storage room, utility room, and a restroom. The interior finish includes carpeted floors, except for vinyl in the kitchen, storage room and utility room, prefinished plywood walls and textured painted sheetrock ceilings. Lighting is by fluorescent tubes. Plumbing includes one toilet, one lavatory, a kitchen sink, and electric water heater. Heating and air conditioning are by a heat pump. Workmanship and materials are good; maintenance has been good. The building is 25 years old. There were no significant items of deferred maintenance noted. The effective age is estimated at 15 years; the future useful life is estimated more than 20 years.

To the rear of this building is a one-story frame storage building containing 216 SF. This building has a concrete slab foundation, exterior walls are painted Masonite siding, and the roof is composition shingle. The interior finish includes concrete floors and unfinished walls and ceilings. The building appears to be in good condition.

Serving these buildings is a parking area containing approximately 3,500 SF, paved with asphalt.

ASSESSED VALUE AND ANNUAL TAX LOAD: The subject property is assessed for taxes in approximately 800 parcels, with a total assessment of $21,288,620. About one-half of the lots are in the name of Boiling Spring Lakes, Inc., a predecessor corporation that was merged with Reeves in 1962. Although shown separately for tax purposes, the distinction is not significant. The assessment theoretically reflects 100% of market value as of January 1, 2007. The 2007 Brunswick County tax rate was $0.305 per $100 of assessment; the town rate was $0.12, for a total of $0.43, generating an annual tax load of $90,477.

The revaluation in 2007 resulted in an increase in assessment of more than 200%. As a result, despite the reduction in tax rates associated with the revaluation, the tax load on the property has essentially doubled. This increase will be recognized in the 2008 operating year. The tax load has varied from year to year as the tax rates have changed and as lots and other assets have been developed or sold. The total annual taxes paid over the past several years is as follows:

2003	$51,646
2004	$65,964
2005	$60,143
2006	$54,888
2007	$51,610

The tax load is burdensome, particularly at the new level, and higher than that of similar, competitive developments. This is because the very large number of platted lots are assessed individually at their market value, with no significant discount for the fact that they belong to the same owner. Consequently, the total is larger than would be found in a subdivision in which most of the lots are yet to be platted or developed. Efforts to obtain relief have met with only limited success, due to the limitations imposed by the state law under which the taxes are levied.

HISTORY OF THE DEVELOPMENT: Following its inception in the early 1960's, the property was intensely marketed for approximately 15 years, during which time approximately 8,100 lots were sold, typically on a land contract basis, with a small down payment and modest monthly payments for ten years. A high percentage of the contracts were carried to completion. The land contract method of sale and financing was discontinued in 1982 and the current practice is to sell the lots for cash with financing from third party sources. None of the old contracts remains in force.

The volume of lot sales was very high during the period 1961 - 1975, during which time the property was heavily promoted. The volume diminished in 1976, and remained low through the mid seventies, due to a combination of factors. The most significant of these were a requirement to resubmit HUD reports, an engineering problem that caused the lake to drain, a reorganization of the ownership and the desire of the new owner to market the property as a whole, rather than to sell individual lots.

During the period in which the property was marketed as a whole, the lots were not actively marketed, and there were virtually no sales for more than ten years. During this period, the town took over ownership of the streets, the parks and some of the lakes, significantly reducing the maintenance and holding expense to the owner. Meanwhile, the second nine holes of the golf course were built, and additional lots developed adjacent thereto. This action has helped to balance the inventory of available lots, as most of the higher priced lots around the major lake had been sold.

Administrative and maintenance staffs were kept intact, at least at skeleton levels for some time, but when sales were suspended and the maintenance demands diminished, the staff was reduced to a manager and one assistant and this is the current level. Resumption of an active sales campaign would require the organization of a new staff.

The golf course was sold in March 2001. The current operation by a third party relieves the owner from the burden of management while still providing an amenity to facilitate lot sales, and, as such, is an asset to the development as a whole.

Recent sales activity is shown below:

Year	Lots	Gross Sales	Average Price/Lot
2000	56	$449,535	$7,800
2001	69	$420,742	$5,400
2002	22	$270,864	$12,300
2003	29	$248,862	$8,500
2004	86	$1,114,147	$12,955
2005	81	$2,265,516	$27,969
2006	23	$615,081	$26,743
2007	15	$469,826	$31,322

The increase in sales activity in 2004 through 2005 was shared by all similar communities in the area. Management attributed the increased activity to spillover from nearby, higher priced developments with much more aggressive marketing, and to a larger degree, to the interest shown by builders, who were constructing homes on speculation. In addition, a substantial number of residents of nearby beaches sold their homes in that rapidly increasing market, and moved to Boiling Spring Lakes, which is nearby, but much less expensive.

Although prices have remained relatively stable over the past two years, volume has diminished significantly. There have been no lot sales from the subject in more than nine months. It is noted that even at lower volumes, total sales maintained levels during 2006 and 2007 above all but the preceding two years due to higher average prices. It is possible, however, that some reduction in price will be required to increase sales volume in the future.

Demand and sales volume in the recent past and for at least the near-term future have been adversely affected by three factors. The recent downturn in residential demand in the area, although primarily affecting the water-oriented developments, has extended to all residential development in the area. Projections for an increase in demand and sales activity are speculative at this time, but the subject offers properties at the lower end of the price range in the area, and should benefit early from an increase in demand.

The second effect is the recent problems with the lakes. The main lake bottom developed a sinkhole that caused it to drain, and the lake was largely dry for many months. In this condition, it did not provide the amenity value to the lakefront lots or to the community as a whole. The subject property does not include any lakefront lots, but the effect is felt throughout the community. The leak was repaired in October, and, while much of the lake remains dry, and the level is still 7' to 8' below the spillway, it is refilling. The speed of refilling has been hindered by recent drought conditions, but the Town expects it to be at acceptable levels soon.

The third effect is the restrictions on development due to the identification of red cockaded woodpecker habitat. Virtually the entire town is a potential habitat for the red cockaded woodpecker, an endangered species that nests in the longleaf pine that are found throughout the town. These potential habitats include most of the areas in which Reeves has remaining lots, and colonies have been identified in many of these areas. Development within these areas must be approved by the Fish and Wildlife Service to ensure that no colonies or foraging areas are disturbed.

The initial reaction to this circumstance resulted in strong concern in the community that many lots were not buildable. The town manager reports that a grant has been received by the town to develop a habitat conservation plan. Once the plan is approved, the town or the state will become a permitting agent, which will facilitate development while protecting the woodpeckers, and at that time virtually all lots in the town will be buildable. It is expected that the plan can be created, approved, and implemented within 18 to 24 months.

In the interim, individual requests are being processed by the town. The manager reports that the initial concern has proven to have been somewhat exaggerated, and that with the education and assistance of the wildlife resources, most residents have come to understand that this is a problem that can be dealt with. He stated that he has had to decline fewer than six requests for clearing, and noted that after the plan is in place, these would be probably approved. There will be some additional cost involved in receiving these permits, but there is no estimate of the cost at this time.

ZONING: The property is zoned by the town with a variety of classifications, which generally conform to the original planning concept. Reference is made to the accompanying zoning map. There are no significant limitations of use imposed by the zoning, as it follows the original plan and is consistent with good planning concepts.

In addition to the limitations of use imposed by the zoning, portions of the property are subject to the wetland jurisdiction of the United States Corps of Engineers under their so-called "404 jurisdiction". The Corps is the permitting agency for any proposed filling of wetland areas. Determination of these areas is made by the Corps based on criteria including soil types, drainage, and vegetation. Determination of wetland areas and permit processing is done on a case-by-case basis, with consideration given to an overall development plan. Each permit request is evaluated on its own merit. Consequently, the outcome of any such request cannot be predicted with certainty. In 1989, the Corps of Engineers made a cursory survey that indicated that most of the undeveloped areas and many of the lots would probably be considered wetlands. Virtually all of the land sold to the Nature Conservancy was in this category, and as are some of the undeveloped areas remaining in the subject.

Based on historic performance, it appears likely that no significant filling of wetlands would be permitted for development purposes. General exceptions to the regulations allow individual landowners to fill small areas and to permit limited filling to provide access to high lands otherwise inaccessible. Other filling possibilities exist when offset by mitigation, but mitigation plans must be very specific, and no general assumptions can be made about their acceptability.

PART III - DATA ANALYSIS AND CONCLUSIONS

ANALYSIS OF HIGHEST AND BEST USE: In appraisal practice, the concept of highest and best use represents the premise upon which market value is based. Highest and best use is defined as the reasonably probable and legal use of vacant land or an improved property, which is physically possible, legally permitted, financially feasible, and which is maximally productive, therefore resulting in the highest value.

An improved property's highest and best use is evaluated in two ways: as if the land were vacant and available for development to its highest and best use, and as improved. The purpose of determining the highest and best use of land as though vacant is to identify the site's potential use, which governs its value. Land is always valued as though vacant and available for its highest and best use.

The purpose of determining the highest and best use of the property as improved is to identify that use of the property that is expected to produce the greatest overall return on the capital invested, and to identify differences between the existing and optimum improvements. In general, once a property is improved, it becomes committed to a use consistent with the design of the improvements, so long as the income from such use provides a reasonable return to the value of the land as though vacant. If this is not the case, it then becomes economically feasible to raze or modify the improvements to conform to the highest and best use of the site. In the interim, it is important to identify those elements of the existing improvements that are less than optimum, so that they may be accounted for in the appraisal process.

The highest and best use of the subject property is judged to be a continuation of its present use, the sale of lots and small tracts to the public. This concept takes cognizance of the amenities afforded by the lakes, the golf course, the development program to which the property is dedicated, and the absence of any demand for a more intensive land use.

The highest and best use of the office building is as an adjunct to the on-going sales program, there being no significant current demand that would generate a value in excess of that value to the developer.

The quantity of land designated for commercial use is excess to future as well as current demands. The demand for this use is increasing with the population, and sales of commercial sites have shown a very strong increase in the past two years. When the developer installed a small community sewer system to serve a portion of the commercial area, several sales resulted at volume and price levels that were well above historic levels. The recent development is characterized as small, neighborhood shopping facilities, and there remain some vacancies in these buildings. Because of the abundant supply, it is likely that portions of the area will eventually be used for residential purposes.

The marketing of the existing lots should continue, with increased marketing effort. The past two years have shown a decrease in lot sales with stable price levels, with no significant marketing. A marketing program is considered necessary to ensure continued sales volume and disposition in a reasonable period. Even with increased marketing, it will most likely be some time before sales volume returns to prior levels, because of general market trends. It is probable that volume will not reach the levels of 2004-2005, for an extended period, as this was during a period of unusual demand. Conversely, the area has shown sustained growth for some time, and is expected to recover.

The highest and best use of the vacant tracts ids for residential development. The highest and best use of tracts one and two is for subdivision into tracts large enough to ensure that septic tanks can be successfully used.

The highest and best use of tracts three and four is for a continued development, essentially a continuation of Section #72, incorporating to the extent possible the amenity of the golf course frontage to maximize lot values, and the paved road frontage to minimize development expense.

ESTIMATE OF VALUE: The valuation process is a systematic procedure employed to provide an estimate of real property value. Information is gathered about sales and offerings of similar properties and tracts of vacant land, current cost of construction materials and labor, rental rates of similar properties, their operating expenses, and current rates of return on investments and properties. From these data, a value is developed for the land, and for the property as a whole, usually using three methods: the cost approach, the sales comparison approach, and the income capitalization approach.

In the cost approach, the land is valued as if vacant and available for development to its highest and best use, usually using the sales comparison approach. Then an estimate is made of the current replacement cost of the improvements. This cost is then adjusted to reflect depreciation, if any, present in the subject improvements resulting from physical deterioration or obsolescence. The result is added to the land value to indicate the value of the property.

In the sales comparison approach, sales and offerings of similar improved properties are analyzed and compared to the subject property. Adjustments are made for differences in such factors as time of sale, financing, location, and physical characteristics. The adjusted sales prices are analyzed to indicate the value of the subject property.

In the income capitalization approach, estimates are made of the gross income that may be generated by the property, and of expenses that may be incurred in the operation. The resulting net income is then capitalized to indicate the value of the property. Capitalization is a process that calculates the present worth of an income stream, thereby indicating the investment that is justified by the anticipated return.

The indications from the three approaches are then reconciled into a final estimate of value, giving greater weight to those indications that have more application to the property type being appraised and/or the quality of the data that were available for analysis.

The subject property is best valued by the subdivision analysis method, which is a combination of the sales comparison approach and the income approach. The value of the individual lots is estimated to project an income stream that could be derived from their sale. By estimating a sales rate and expenses, an income stream is developed which is capitalized into an indicated land value.

The current inventory contains 1,079 lots, most of which are in areas where soils are not suited for septic tanks under current regulations. Of the existing lots, some 142 are currently reported by management as being suitable for septic tanks. Of these, many are in the higher priced areas, including 31 in Section #2, 5 in Section #14 and 38 in Section #72. The remaining 68 suitable developed lots are scattered throughout the residential sections in the development. Additionally, the area designed and zoned for commercial use would appear capable of generating an additional 40 suitable lots.

Development of the vacant tracts would produce additional lots as follows:

The first and second tracts would produce some eight additional lots, large enough to ensure septic tank use. Four of theses would require little development expense, and two to three would have lake frontage, albeit not of the best quality.

Tract three would produce an estimated 170 lots, of which 50 could front of the golf course, and 20 to 30 would have very little development expense.

Tract four would produce an estimated 100 lots, most of which would front on existing roads and could be developed with minimal expense.

The sales office would also be available for sale at the end of the disposition period.

There has been no active sales program by the company for more than ten years; consequently, estimates of price and disposition rates under an aggressive program are a matter of some speculation. The estimated lot sales prices utilized in the cash flow projection are based upon company sales, private resales, and current listing prices in both categories.

The accompanying table shows the sales history in the development, of both company-owned lots and resales. The resale data was compiled from tax sources, and may have some minor errors as lots with mobile homes in place may be inadvertently included in some of the sales used for comparison. While resale volume is down from previous years, in 2006 there were 257 resales averaging $24,800 per lot. Some of the lots are of poorer quality, and some are sales of multiple lots comprising one building site. When lots less than $3,000 in price are excluded, the statistics for 2006 are 252 lots at an average price of $25,200.

In 2007 there were 107 resales averaging $29,900 per lot. When lots less than $3,000 in price are excluded, the statistics for 2007 are 106 lots at an average price of $30,100. The higher price for the resale lots is partially due to the inclusion of several lakefront lots. The resale market contains virtually all of the lakefront lots, which have recently shown strong price increases. When those sales are excluded, the average lot resale prices are $20,600 for 2006 and $25,800 for 2007. Most of these owners are in a position to price their lots very competitively, as they were acquired at lower prices many years ago.

The sale rate of company lots has been somewhat erratic in recent years, with dramatic increases in volume during 2004 and 2005, followed by declines. Average prices have continued to increase. Future sales from Reeves will include a larger proportion of the higher priced lots, tending to continue the increasing average lot price, although some reduction, at least temporarily may be necessary to increase sales in the near term.

The values assigned to the various categories of lots are shown on the accompanying cash flow projection. The price of the "other" lots is an average derived from the accompanying table, which shows the inventory of suitable lots and an estimate of the lot value within each section. In the cash flow projection, this category also includes the eight large tracts to be developed from tracts #1 and 2. The value estimates are derived from company and resale activity in the various sections and the asking prices on similar lots. Lot prices are forecast to be initially stable, increasing at the rate of 1.5% per year after the second year of the projection period.

While the recent sales history has shown strong fluctuation in both price and sales rate, this was due to the rapid increase in demand in the area, followed by the general decline in the market. It is considered possible that with an aggressive sales program, both prices and disposition rate could be stabilized at more reasonable and consistent levels. However, this is dependent upon many factors, including the magnitude of competition and the general housing economy, which cannot be reliably predicted. In view of the history of the subject and the recent trends in nearby developments, it is considered appropriate to estimate a disposition rate, following an initial period, that is between the levels over the past two years, and those of the preceding two years.

The rate of sales cannot be predicted with certainty, and is related to price and promotional effort, as well as the overall demand in the area. The rate estimated herein (excluding the two categories that follow) averages 30 lots per year, increasing from 9 in the first year to a maximum of 49, and then diminishing toward the end of the disposition period. This sales rate results in a disposition period of fourteen years, with average lot prices ranging from $37,400 to $53,800 for these categories. This average is higher than the recent history, but includes fewer of the lower priced lots and does not include the following two categories.

It is assumed that 40 commercial sites could be sold during the disposition period beginning at an average price of $15,000, although many would probably not be used for commercial purposes.

In addition, during this period, it is assumed that a number of those lots not suitable for building could also be disposed of, either in combination with the lots sold or to existing adjoining owners. An estimated 10 lots per year at a nominal price of $1,000 each is included during the disposition period. The remaining unsold lots would not justify a continuing sales program, and would probably be forfeited or donated to the town.

The sale of the sales office is predicted in year thirteen, at the end of the sales period. Its value at that time is obviously a matter of speculation, and while it is included at $150,000, the discounting to which this value is subject is such that a substantial change in its value would have little effect on the value estimate of the whole property.

The operating expenses are based to the degree possible on the history of the development. Until recently, however, the historic expenses have not included any significant sales or promotional activity. While recent sales activity is up, despite this, it is considered likely that some expense for promotion would be required to sustain a good volume of sales. An allowance of 5% of gross sales is included for advertising and promotion, following an initial period of higher percentage expense due to lower revenue. Sales expense is estimated at 6%. Administration and overhead is estimated at 8% of gross sales, with an addition in the early years to approximate the recent experience of the owner.

Real estate taxes are based upon the assessment and rate, and change over the disposition period with the sale and/or creation of lots.

Development expenses are based upon historic costs within the subject, and from those of other similar developments, recognizing that many of the lots to be initially developed will require little expense. Development is assumed to be staged to provide sufficient lots to maintain an adequate sales inventory.

Financing for the property is difficult to anticipate due to the nature of the property. The financing shown in the cash flow analyses is predicated on an interest only construction type land loan of 70% of value with an interest rate of 11% applied to the average outstanding balance annually. The principal repayment is based on 125% of the original loan amount per lot sold. While these terms are considered reasonable, financing from conventional sources is uncertain due to the character of the development. Lenders report that the credit-worthiness of a borrower and the risk of a development are currently of utmost importance in the underwriting decisions. Seller financing is a possible consideration, and these terms are considered reasonable under this circumstance as well.

The yield to the equity position is estimated at 25%, which includes both the yield on invested capital and profit to the developer. This rate is difficult to estimate or to extract from available market information. It tends to vary with risk perceived by the developer, the anticipated disposition rates, and the size of the equity position. This rate is within the range typically required by developers. With the assumed financing, this rate generates a total property yield of approximately 18%, which is also within typical limits for this type of property.

The cash flow to be anticipated from the sale of the property is shown in the accompanying table. The present value of the cash flows to the equity position, discounted at 25%, is $1,197,578. Adding the value of the 70% mortgage of $2,794,349 generates a total indicated value of the property of $3,991,927.

RECONCILIATION AND FINAL VALUE ESTIMATE: There are no sales of similar properties known to the appraiser. The assumptions and estimates in the subdivision analysis render it less precise than would normally be desired, particularly in view of the history of the subject, which provides only limited basis for forecasting. The estimates are considered realistic, however, and are confirmed by the historic operation

Taking cognizance of the market practice of dealing in round numbers, a value of $4,000,000 is assigned.

CERTIFICATION OF APPRAISER:

I certify that, to the best of my knowledge and belief:

the statements of fact contained in this report are true and correct.

the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial and unbiased professional analyses, opinions, and conclusions.

I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved.

I have no bias with respect to the property that is the subject of this report or the parties involved with the assignment my engagement in this assignment was not contingent upon developing or reporting predetermined results my compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

my analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice and the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute.

my education and experience are sufficient to satisfy the competency requirements of the Uniform Standards of Professional Appraisal Practice with respect to this property type and location.

the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

as of the date of this report, I have completed the continuing education program of the Appraisal Institute.

I have made a personal inspection of the property that is the subject of this report.

no one provided significant real property appraisal assistance to the person signing this certification.

my value conclusions as well as other opinions expressed herein are not based upon a requested minimum value, a specific value, or approval of a loan.

Robert C. Cantwell, MAI
Certified General Real
Estate Appraiser No. A220

SUMMARY OF LOT SALES

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
SALES FROM REEVES																
NUMBER	3	15	46	32	50	57	53	68 (1)	56 (2)	69	22 (3)	29 (4)	86 (5)	81	23 (6)	15 (7)
AVERAGE PRICE	3,990	7,723	8,366	5,714	7,702	5,749	5,971	6,045	7,849	5,434	13,150	8,508	12,950	27,969	26,743	31,322
RESALES																
NUMBER	63	58	138	127	135	225	261	256	250	209	164	123	205	460	257	107
AVERAGE PRICE	6,381	6,200	5,116	5,429	5,659	5,873	6,352	7,581	8,062	7,964	12,453	11,496	14,000	22,000	24,800	29,900
RESALES ABOVE $3,000																
NUMBER	40	51	93	91	101	152	169	208	209	177	144	120	181	424	252	106
AVERAGE PRICE	8,785	6,724	6,489	6,692	6,950	7,819	7,879	8,781	9,227	9,076	13,860	11,725	15,400	23,800	25,200	30,100

Lot sales from Reeves do not include those to Nature Conservancy.
(1) Also sold three commercial lots for a total of $31,500
(2) Also sold one commercial lot for $10,000
(3) Also sold one commercial tract for $45,000
(4) Also sold six commercial tracts for a total of $210,000
(5) Also sold two commercial tracts for a total of $59,820
(6) Also sold a commercial tract for $234,437
(7) Also sold a commercial tract for $29,940

HISTORIC OPERATING EXPENSES

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
R E TAX	41,691	38,387	65,807	72,335	48,422	51,646	65,964	60,143	54,888	51,610
SALERIES/MEDICAL	51,483	59,773	88,980	57,655	49,370	53,385	75,052	104,618	118,639	73,741
PAYROLL TAX	15,049	14,259	30,579	14,776	13,786	14,645	21,997	45,148	53,798	28,983
PROP INSUR	17,138	17,981	17,495	7,450	7,941	7,906	7,628	8,039	7,042	8,790
UTIL/TEL	6,721	6,915	6,663	6,766	7,056	6,471	6,308	6,556	6,541	6,819
SURVEYING	2,910	6,020	10,755	6,102	4,635	3,435	16,800	22,575	15,870	8,280
ADVERTISING	16,997	16,252	21,286	18,113	17,569	15,635	11,936	6,825	8,010	12,147
LEGAL	6,760	7,815	4,890	20,785	780	3,680	2,030	255	0	3,246
COMMISSIONS	830	1,600	1,780	4,008	0	5,600	7,200	0	0	0
OTHER	19,376	49,040	23,327	26,181	21,208	18,552	32,950	62,193	159,239	41,554
TOTAL	178,955	218,042	271,562	234,171	170,767	180,955	247,865	316,352	424,027	235,170

QUALIFICATIONS OF ROBERT C. CANTWELL, MAI

Robert C. Cantwell, MAI has been a partner in the firm of Robert C. Cantwell and Associates, of Wilmington, N.C. since 1967. He received a BS in Civil Engineering from The Citadel in 1964, and is a member of Tau Beta Pi, the Engineering Honor Society. He is licensed as a Real Estate Broker in North Carolina, and is a North Carolina State-Certified General Real Estate Appraiser. He is a former Chairman of the North Carolina State Appraisal Board.

He is a member of the Appraisal Institute, formerly the American Institute of Real Estate Appraisers. He is a recipient of AIREA's Professional Recognition Award, a former member of its National Governing Council, and past president of N.C. Chapter #40. He has served AIREA as National Chairman of the Comprehensive Examination Subcommittee, and the Review and Counseling Division, Vice-Chairman of the Professional Standards Committee, and on other national committees in the areas of admissions and education. He has been an instructor in the Institute's educational program. He has been published in the Appraisal Journal, and served as a technical consultant and reviewer of the 9th through 11th editions of the Institute's text, The Appraisal of Real Estate.

His experience includes the appraisal of residential, commercial, industrial, and rural properties for sale, mortgage loan, tax adjustments, subdivision, and acquisition under eminent domain. He has qualified as an expert witness in the Superior Court of North Carolina and the United States District and Bankruptcy Courts.

Financial clients include: Wachovia Bank; BB&T; First Citizens Bank and Trust Company; First Union Bank; Bank of New York; Signet Bank; Southern National Bank; Chase Manhattan Bank; Philadelphia National Bank; First National Bank of Atlanta; BankAmerica; the Hartford, and Nationwide Insurance Companies; Life of Georgia; Jefferson-Pilot Invest.; ITT Commercial Finance Corp.; MetLife Capital Credit; Lawyers Title of N.C.; GMAC; MGIC; RTC; FDIC; and FNMA.

Governmental clients include: U.S. Department of Justice; Corps of Engineers; U. S. Navy; GSA; National Park Service; Postal Service; FAA; SBA; N.C. Departments of Revenue, Administration, and Transportation and Ports Authority; N.C. State University; UNC-Wilmington; New Hanover County; City of Wilmington; Redevelopment Commissions of the cities of New Bern, Clinton, Lumberton and Beaufort, N.C.; Airport Commissions of New Hanover, Brunswick, Harnett, Sampson, Moore, Currituck, and Alamance Counties.

Conservation organization clients include: the Nature Conservancy; the Walthour Moss Foundation; the Society for Masonboro Island; Smith Island Land Trust; Sandhills Land Trust; the North Carolina Coastal Federation; and the North Carolina Coastal Land Trust.

Typical commercial and industrial clients include: International, Georgia-Pacific, Federal, Weyerhaeuser, and Boise Cascade Paper Companies; Canal Industries; CSX Transportation Inc.; Norfolk Southern Railroad; Aberdeen, Carolina & Western Railroad; major oil companies; BellSouth; Progress Energy; Four County Electric, Campbell University; Case Western Reserve University; Onslow Memorial Hospital; Almont; General Electric; Martin Marietta Company; Wright Chemical Co.; Diamond Shamrock; Pfizer Inc.; Dixie Cement; Reeves Telecom Corporation; ITT Rayonier, Inc.; U.S. Steel; Queensboro Steel; International Nickel Company; Corning Inc.; National Gypsum; Pepsi-Cola; Pilot Freight Lines; Block Industries; Fountain Powerboats; Sportsman Boatworks; Gregory Poole; Mitek Wood Products; McDermott International, Inc.; Exact Equipment; Ravens Metals; Wilmington Printing Company, and Dixie Yarns.